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                                                                       Exhibit 2

                                                  Bid.Com International Inc.
      [LOGO]                                      6725 Airport Road, Suite 201
                                                  Mississauga, ON  L4V 1V2
                                     Tel: 905-672-7467 / Facsimile: 905-672-5705
                                                  Website:  www.bid.com
                                                  (Nasdaq: BIDS, TSE: BII)


FOR IMMEDIATE RELEASE

                  BID.COM ANNOUNCES THIRD QUARTER 2000 RESULTS
      Liquidity, value of new contracts and operating performance improve

TORONTO, ONTARIO -October 25, 2000- Bid.Com International Inc. (Nasdaq: BIDS,
TSE: BII), a global application provider of dynamic pricing solutions, today announced results for its third quarter ended September 30, 2000. As evidenced by the increasing value of new contracts signed, improved operational performance and growing global customer base, the results provide an endorsement of the Company's evolution as a business-to-business enabler of e-commerce activities. All figures are in Canadian dollars. As of September 30, 2000, the exchange rate was Cdn $1.5070 to US$1.00.

Gross revenue in the third quarter 2000 totaled $1.7 million compared to $3.0 million in the second quarter of 2000 and $8.3 million in the third quarter of 1999. The decline in revenues reflects the on-going implementation of Bid.Com's previously announced exit from the business-to-consumer arena. Effective October 24, 2000, a key phase of this transition was completed with the closing of Bid.Com's on-line retail operations.

Customer list and new contract value grow

During the third quarter, Bid.Com entered into agreements with 14 new business customers. These agreements typically vary in duration from one to three years. Bid.Com expects that revenues associated with these agreements will begin to be realized in the fourth quarter of 2000. In its business-to-business model, Bid.Com typically recognizes revenues through implementation fees, monthly hosting fees, and a percentage share of transactions.

In addition to its gross revenues of $1.7 million, Bid.Com generated $1.3 million in new contract value in the third quarter. New contract value represents contractually committed revenue that will be earned over the course of signed agreements. This total does not include any share of transactions that Bid.Com will receive as a result of its customers' on-line sales activities. When added to its existing deferred revenues of $3.1 million, Bid.Com has developed a cumulative contract value of $4.4 million.

"The increasing size of our cumulative contract value is a true indication of the momentum that Bid.Com is building, and one that we will use to measure performance," said Jeff Lymburner, President and CEO of Bid.Com International Inc. "Based on current projections, we are confident that the total of gross revenues and new contract value for the fourth quarter 2000, will meet or exceed the $3 million total achieved in this past quarter. With the close of our on-line retail operations, our revenue in the fourth quarter will be derived almost exclusively from B2B activities."
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Bid.Com International Inc.

                                      -2-



Burn-rate and liquidity improve
During the quarter, Bid.Com experienced a number of non-operational items that warrant highlighting:

   . The Company realized an accounting gain of $20.7 million on the disposition of its investment in Quack.Com. This total was calculated based on a discounted market value of the Company's shares in AOL as of August 31st, 2000.

   . The Company recorded an adjustment to reflect a reduction of $573,000 in the value of its investment in AOL shares based on market value as of September 30, 2000.

   . To reflect the volatility of recent market conditions, the Company recorded a special impairment provision for strategic investments in the amount of $2.9 million.

Including all non-operational items, Bid.Com reported net income for the quarter of $11.3 million or $0.21 per basic share. Excluding non-operational items, the net loss was $6.0 million, or $0.11 per basic share. This compares to a net loss of $7.1 million, or $0.13 per basic share, for the second quarter of 2000 and a net loss of $5.0 million, or $0.10 per basic share, for the same period in 1999.

"Bid.Com is realizing a significant improvement in its burn-rate quarter over quarter," Mr. Lymburner continued. "By introducing operational efficiencies, we were able to reduce expenses and improve our cash burn-rate by $600,000 in the quarter."

Summary of milestones achieved
Throughout the past quarter, Bid.Com continued to focus on its strategy of delivering dynamic pricing solutions to business customers, enabling them to
embark on e-commerce initiatives.   The following were key developments
announced during the third quarter, 2000:

   . Bid.Com sold its equity investment in Quack.com, significantly improving the Company's liquidity.

   . The Company entered into multi-year agreements with 14 organizations, representing large and medium-sized operations. Bid.Com's new customer base includes: News International, In2face, MarineMax, Stereo Advantage, and EssentiaLink.

   . The Company expanded its sales and market presence in Europe, California and New York.

   . Bid.Com successfully implemented a number of successful e-commerce initiatives for its customers.

   . The Company continued to enhance its web presence to reflect its business-to-business focus.

"The third quarter was a watershed for Bid.Com," Mr. Lymburner concluded. "Without any dilution to shareholder value, we significantly improved our liquidity as a result of the sale of our equity stake in Quack.Com. As our customer base grows and operational performance continues to improve, we believe that Bid.Com will become cash flow positive before the end of 2001."

Bid.Com will hold a conference call at 8:30 a.m. EDT on Thursday, October 26 to discuss its financial results. Followers of Bid.Com are invited to listen to the call live over the Internet on
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Bid.Com International Inc.

                                      -3-



the Investor Relations section of the Bid.Com.com site at
http://www.bid.com/investor.asp. The call will also be broadcast on
-------------------------------  ----------------------------------
http://www.vcall.com and http://www.streetevents.com.
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About Bid.Com International Inc.:
---------------------------------

Founded in 1995, Bid.Com offers a comprehensive suite of on-line Dynamic Pricing Solutions for business-to-business and business-to-consumer markets. Bid.Com offers multiple on-line transaction methods, providing fixed price, traditional auction, real-time declining price (Dutch) auction and reverse auctions (Request for Quotation/Proposal (RFQ/RFP) all within the same package. Thanks to award-winning modular architecture, the Bid.Com system can be integrated with virtually any business-to-business or consumer-based application. A growing number of organizations have made Bid.Com their on-line sales partner in sectors such as automotive, heavy machinery, capital markets, electronic media, wireless communications, arts and culture, and retail. Customers and partners include GE Capital, News International Inc., Research In Motion, CapGemini, and PricewaterhouseCoopers.

Bid.Com has offices in Toronto (Ontario), Tampa (Florida), Sacramento (California), Dublin (Ireland), and Melbourne (Australia). The company's shares trade on both the NASDAQ National Market and the Toronto Stock Exchange (NASDAQ:
BIDS, TSE: BII).


This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows and capital requirements. Forward-looking statements are subject to risks and uncertainties that may cause the Company's results to differ materially from expectations. These risks include the Company's ability to further develop its business-to-business and licensing businesses, the Company's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

To receive additional information about Bid.Com International Inc. please visit

www.bid.com.
-----------

CONTACTS:
---------
At Bid.Com:                               At BenchMark Porter Novelli:
-----------                               ----------------------------
Joe Racanelli, Director of Marketing      Stacey Tessis
Tel: (905) 672-7467  ext. 273             Tel: (416) 423-6605
Fax: (905) 672-9928                       E-mail:stessis@bmporternovelli.com
E-mail: jracanelli@bid.com
        ------------------

At FRB
------
Alison Ziegler
Tel: (212) 661-8030
E-mail: aziegler@frb.bsmg.com